October 4, 2024

Patricia Trompeter
Chief Executive Officer
Sphere 3D Corp.
243 Tresser Blvd, 17th Floor
Stamford, CT 06901

       Re: Sphere 3D Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-36532
Dear Patricia Trompeter:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets